Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156556

PROSPECTUS

5,929,212 SHARES OF COMMON STOCK

ANTIGENICS INC.

This prospectus relates to the issuance of up to 5,929,212 shares of our common stock, par value $0.01 per share (“common stock”), issuable upon the conversion of 5,250 shares of Series B2 Convertible Preferred Stock, par value $0.01 per share (“Series B2 Convertible Preferred Stock”). If the shares of Series B2 Convertible Preferred Stock are converted through payment of cash consideration, if at all, we will receive the cash from such conversion.

You should read this prospectus carefully before you invest in our securities. You should read this prospectus together with additional information described under the heading “Where You Can Find More Information” before you make your investment decision.

Our common stock is quoted on The NASDAQ Global Market (“NASDAQ”) under the ticker symbol “AGEN”. On March 12, 2009, the last reported closing price per share of our common stock was $0.37 per share.

Investing in our securities involves a high degree of risk. Before investing in any of our securities, you should read the discussion of material risks in investing in our common stock. See “Risk Factors” on page 1 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Wm Smith Securities, Incorporated

THE DATE OF THIS PROSPECTUS IS MARCH 18, 2009.

We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions under “Where You Can Find More Information.” You should carefully read this prospectus as well as additional information described under “Incorporation of Certain Information by Reference.” If the information in, or incorporated by reference in, this prospectus conflicts with information in a document incorporated by reference herein, the information in this prospectus shall control. All references in this prospectus to “Antigenics,” the “Company,” “we,” “us” or “our” mean Antigenics Inc., unless we state otherwise or the context otherwise requires.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of the applicable dates, regardless of the time of delivery of this prospectus or the time of issuance or resale of any securities. Our business, financial condition, results of operations and prospects may have changed since those dates.

The content of this prospectus and the documents incorporated by reference in this prospectus does not necessarily reflect the position or the policy of the U.S. Government, and no official endorsement should be inferred.

RISK FACTORS

You should consider the “Risk Factors” included under Item 1A. to our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference in this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain forward-looking statements. Generally, these statements can be identified by the use of terms like “believe,” “expect,” “anticipate,” “plan,” “may,” “will,” “could,” “estimate,” “potential,” “opportunity,” “future,” “project,” and similar terms.

Forward-looking statements include, but are not limited to, statements about generating sales from Oncophage in Russia, generating royalty revenue from QS-21 in the 2010 timeframe, our plans or timelines for performing and completing research, preclinical studies and clinical trials, timelines for releasing data from clinical trials, plans or timelines for initiating new clinical trials, expectations regarding research, preclinical studies, clinical trials, and regulatory processes (including additional clinical studies for Oncophage in renal cell carcinoma), expectations regarding test results, future product research and development activities, the expected effectiveness of therapeutic drugs, vaccines, and combinations in treating diseases, applicability of our heat shock protein technology to multiple cancers and infectious diseases, competitive position, plans for regulatory filings and meetings with regulatory authorities (including potential requests for meetings with the U.S. Food and Drug Administration regarding Oncophage clinical studies and seeking conditional authorization of Oncophage in Europe and approvals for Oncophage in other markets outside the United States), the sufficiency of our clinical trials in renal cell carcinoma and melanoma, or subgroup analyses of data from these trials, to support a biologics license application or foreign marketing application for product approval, possible receipt of future regulatory approvals, the performance of collaborative partners in, and revenue expectations from, our strategic license and partnering collaborations, expected liquidity and cash needs, plans to commence, accelerate, decelerate, postpone, discontinue, or resume clinical programs, the rate of our net cash burn (defined as cash used in operating activities plus capital expenditures, debt repayments, and dividend payments), plans for commercial launch, and sales and marketing activities in Russia, implementation of corporate strategy, increased foreign currency exposure when we commercialize in Russia, and future financial performance.

These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, among others, that clinical trials may not demonstrate that our products are safe and more effective than current standards of care; that the subgroup analyses of our Oncophage clinical trials do not predict survival or efficacy of the product in future studies or use of Oncophage; that we may be unable to obtain sufficient funding or the regulatory authorization necessary to conduct additional clinical trials; that we may not be able to enroll sufficient numbers of patients in our clinical trials; that we may be unable to obtain the regulatory review or approval necessary to commercialize our product candidates because regulatory agencies are not satisfied with our trial protocols or the results of our trials; that we may fail to adequately protect our intellectual property or that it is determined that we infringe on the intellectual property of others; our strategic licenses and partnering collaborations may not meet expectations; that we or our business partners may fail to take all steps necessary for the successful commercial launch of Oncophage in Russia; that we may not be able to secure adequate reimbursement mechanisms and/or private pay for Oncophage in Russia; manufacturing problems may cause product development and launch delays and unanticipated costs; our ability to raise additional capital; our ability to attract and retain key employees; changes in financial markets, regulatory requirements, and geopolitical developments; the solvency of counterparties under material agreements, including subleases; and general real estate risks.

We have included more detailed descriptions of these risks and uncertainties and other risks and uncertainties applicable to our business in “Risk Factors” included under Item 1A. to our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference in this prospectus. We encourage you to read those descriptions carefully. We caution investors not to place significant reliance on forward-looking statements contained or incorporated by reference in this document; such statements need to be evaluated in light of all the information contained in this document. Furthermore, the statements speak only as of the date of this document, and we undertake no obligation to update or revise these statements.

Oncophage® and Stimulon® are registered trademarks of Antigenics and Aroplatin™ is a trademark of Antigenics. All rights reserved.

USE OF PROCEEDS

If the shares of Series B2 Convertible Preferred Stock are converted through payment of cash consideration, if at all, we will receive the cash from such conversion. We intend to use the cash consideration received, if any, for general corporate purposes, which may include working capital, capital expenditures, research and development expenditures, clinical trial expenditures, Oncophage commercialization expenditures, acquisitions of new technologies, and investments.

PLAN OF DISTRIBUTION

In September 2007, we offered the shares of Series B2 Convertible Preferred Stock that may be converted into shares of our common stock as described in this prospectus (as well as shares of our common stock and shares of our Series B1 Convertible Preferred Stock, par value $0.01 per share) through Wm Smith Securities, Incorporated. Fletcher International, Ltd. purchased all of the shares that we sold.

The Series B2 Convertible Preferred Stock is convertible in amounts of 500 or more shares (or such lesser number as shall constitute all shares of Series B2 Convertible Preferred Stock not yet converted). The conversion price for each share of Series B2 Convertible Preferred Stock will equal an amount, as designated by the holder, not to exceed $1,000. The holder will be entitled to receive upon conversion the number of shares of our common stock equal to (A) the conversion price determined by the holder, divided by (B) the Conversion Stock Price, as defined below.

For the Series B2 Convertible Preferred Stock, the “Conversion Stock Price” means the lesser of $4.158 (less dividends declared or paid on our common stock) and the Prevailing Stock Price, where “Prevailing Stock Price” means the lesser of the average of the daily volume-weighted average prices of our common stock during (i) the 30 consecutive business day period ending on the third business day immediately preceding, and excluding, the date on which conversion notice is delivered by the holder, (ii) the first three of such 30 consecutive business days or (iii) the last three of such 30 consecutive business days.

The aggregate consideration we may receive pursuant to conversions of all converted shares of Series B2 Convertible Preferred Stock is 35% of $5,000,000.

Holders of Series B2 Convertible Preferred Stock may elect to effect “cashless conversions” in which the holder would receive a number of shares of our common stock (the “Settlement Stock”) equal to “X” where:

X = [(N x D) – C]/P

N = the gross number of shares of our common stock that would have been issuable on conversion if the holder had not elected to effect a cashless conversion

D = the volume-weighted average price of our common stock on the third business day before, and excluding, the date on which conversion notice is delivered by the holder

C = the amount designated by the holder in its conversion notice that would have been payable if the holder had not elected cashless conversion

P = the Conversion Stock Price

In a cashless conversion, the holder will be issued the Settlement Stock and will not be required to pay consideration in connection with the conversion.

If we are acquired by means of merger, consolidation, share exchange or otherwise are involved in a transaction in which 50% or more of our outstanding common stock is exchanged for cash, securities or other assets, or if we sell all or substantially all of our assets (each a “Business Combination”), each holder of our Series B2 Convertible Preferred Stock will be permitted to convert all or part of its unconverted Series B2 Convertible Preferred Stock in connection with the Business Combination. This conversion right will be conditioned upon the effectiveness of the Business Combination, may be withdrawn by the holder and will entitle the holder to receive, upon payment of the consideration designated in the conversion notice, the same per share consideration received by holders of our common stock in connection with the Business Combination. If the consideration received by holders of our common stock in the Business Combination is in the form of cash, however, the holder will not be required to tender the relevant conversion consideration to convert its Series B2 Convertible Preferred Stock, but will receive an amount in connection with such Business Combination equal to the consideration received in the Business Combination by holders of our common stock applicable to such holder based on the number of shares of common stock into which such holder’s Series B2 Convertible Preferred Stock would be convertible if the holder had converted each Series B2 Convertible Preferred Stock that it owns on the business day immediately preceding the date on which such Business Combination occurs, less such conversion consideration.

In the case of any Business Combination, we have agreed not to enter into an agreement resulting in a Business Combination unless the agreement expressly obligates the acquiror to assume all of our obligations under any unconverted shares of Series B2 Convertible Preferred Stock (a “Stock Assumption Agreement”). In the event that any Series B2 Convertible Preferred Stock remains unconverted upon consummation of the Business Combination, the holder is entitled to certain adjustments, and will then automatically have equivalent rights with respect to the acquiror.

Each share of Series B2 Convertible Preferred Stock that is not converted on or before the seventh anniversary of the date of issuance of the Series B2 Convertible Preferred Stock shall be cancelled and extinguished and have no further force or effect.

Pursuant to a placement agency agreement between us and Wm Smith Securities, Incorporated, we engaged Wm Smith Securities, Incorporated as our exclusive placement agent in connection with the issuance and sale, on a best efforts basis, of the shares to Fletcher International, Ltd. The placement agent did not purchase or sell any of the shares we offered, and it was not required to arrange the purchase or sale of any specific number or dollar amount of common stock, but it agreed to use reasonable efforts to arrange for the sale of the shares.

We paid the placement agent a placement agent fee equal to 4.0% of the gross proceeds of the September 2007 offering. The following table shows the per share and total placement agent fees we paid to the placement agent in connection with the sale of the shares.

Per share	$0.1232
Total	$200,000

Wm Smith Securities, Incorporated, in its capacity as placement agent, may be deemed to be an underwriter for purposes of the Securities Act of 1933 (the “Securities Act”).

We have agreed to indemnify the placement agent and its controlling persons against certain liabilities, including liabilities under the Securities Act.

Our common stock is quoted on The NASDAQ Global Market under the symbol “AGEN.”

DESCRIPTION OF COMMON STOCK

The following summary of the terms of our common stock is subject to and qualified in its entirety by reference to our charter and by-laws, copies of which are on file with the Securities and Exchange Commission (the “SEC”) as exhibits to previous SEC filings. Please refer to “Where You Can Find More Information” below for directions on obtaining these documents.

We have authority to issue 250,000,000 shares of common stock. As of March 1, 2009, we had 66,785,617 shares of common stock outstanding.

General

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available for payment of dividends, as the Board of Directors may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Our certificate of incorporation does not provide for cumulative voting for the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Each outstanding share of common stock offered by this prospectus will, when issued, be fully paid and nonassessable.

Dividend Policy

We have never paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, for the future operation and expansion of our business. Any future payment of dividends on our common stock will be at the discretion of our Board of Directors and will depend upon, among other things, our earnings, financial condition, capital requirements, level of indebtedness, and other factors that our Board of Directors deems relevant.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. Its telephone number is (800) 937-5449.

LEGAL MATTERS

The validity of the issuance of the securities offered hereby has been passed upon for us by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements of Antigenics Inc. as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. These documents are on file with the SEC under file number 000-29089. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov .

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This prospectus is part of a registration statement on Form S-1 filed by us with the SEC. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statement. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits and schedules which may be obtained as described above.

The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and will modify and supersede information in this prospectus to the extent that the information included as incorporated by reference modifies or supersedes the existing information. We hereby incorporate by reference the documents listed below (File No. 0-29089):

•	our annual report on Form 10-K for the fiscal year ended December 31, 2008 as filed on March 16, 2009; and

•	our current reports on Form 8-K filed on January 21, 2009, February 4, 2009 and March 12, 2009.

Each person to whom a prospectus is delivered will receive a copy of all of the information that has been incorporated by reference in this prospectus but not delivered with the prospectus upon written or oral request, at no cost, either through the “Investor Relations” section of our website (www.antigenics.com), or by writing or telephoning us at:

Antigenics Inc.

Attention: Secretary

3 Forbes Road

Lexington, Massachusetts 02421

Telephone: (781) 674-4400

The information contained on our website is not a part of this prospectus.

MARCH 18, 2009

PROSPECTUS

5,929,212 Shares of Common Stock